                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12B-25

                                              Commission file number: 001-15777

                           NOTIFICATION OF LATE FILING

                                   (Check One)

[ X ]   Form 10-K or Form 10-KSB     [   ]   Form 20-F     [   ]   form 11-K
[   ]   Form 10-Q or Form 10-QSB     [   ]   Form N-SAR

For the period ended:     December 31, 2000

[  ]     Transition Report on Form 10-K or Form 10-KSB
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q or Form 10-QSB
[  ]     Transition Report on Form N-SAR

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                ------------

                         PART I - REGISTRANT INFORMATION

Full name of registrant:                         Unitrend, Inc.

Former name if applicable:                       Not Applicable

Address of principal executive office
   (street and number):                          4665 West Bancroft Street

City, state and zip code:                        Toledo, Ohio  43615

                        PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)   The subject annual report, semi-annual report, transition
              report on form 10-K, 20-F 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is in the process of attempting to raise up to $40,000,000 in a direct public offering. The success of this offering is critical to the operations of the Company and senior management is fully engaged in fundraising efforts. As a result, senior management has been out of state for several weeks meeting with potential investor groups and has been unable to perform the necessary items to complete the report. Marketing and sales efforts are expected to delay the report by an additional fifteen days.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Kathleen M. Novak             (419)                 536-2090
         ---------------------       ---------------       -------------------
               (Name)                  (Area Code)          (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [ X ]  Yes          [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [   ]  Yes          [ X ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 UNITREND, INC.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     Unitrend, Inc.

Date:  March 28, 2001                            By: /s/  Kathleen M. Novak
                                                     ----------------------
                                                     Kathleen M. Novak
                                                     Executive Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.